Dear Matthew 25 Fund Shareholders,

Our Matthew 25 Fund (MXXVX) returned 8.79% in the first six months of 2024. This was less than the 15.35% return on the S&P 500 Index (SPX). Since our MXXVX's inception on October 16, 1995, a **$10,000** investment in our Fund grew to **$193,570** by June 30, 2024. This was a **10.87% average annual compounded return** after all expenses and fees. During this same period, the S&P 500 Index grew to **$158,358.** This index amount and return would have been lower after deducting any expenses and fees occurring within the selected index fund.

The following table shows our portfolio holdings as of 6/30/24. It also shows our additions and deletions during the six months along with the price changes for each, but not dividend income:

Portfolio Throughout 2024 (6 months)	Ticker	Beginning Price	Ending Price	% Change
Nvidia Corp.	NVDA	$49.52	$123.54	149.47%
Amazon.com, Inc.	AMZN	$151.94	$193.25	27.19%
KKR & Co., Inc. Class A	KKR	$82.85	$105.24	27.02%
JP Morgan Chase & Co.	JPM	$170.10	$202.26	18.91%
FedEx Corp.	FDX	$252.97	$299.84	18.53%
Goldman Sachs Group, Inc.	GS	$385.77	$452.32	17.25%
Interface, Inc.	TILE	$12.62	$14.68	16.32%
Berkshire Hathaway, Inc. Class A	BRK/A	$542,625.03	$612,241.00	12.83%
Apple, Inc.	AAPL	$192.53	$210.62	9.40%
MasterCard, Inc. Class A	MA	$426.51	$441.16	3.43%
East West Bancorp, Inc.	EWBC	$71.95	$73.23	1.78%
Park Hotels & Resorts, Inc.	PK	$15.30	$14.98	-2.09%
Farmer Mac Class C	AGM	$191.22	$180.82	-5.44%
Deere & Co.	DE	$399.87	$373.63	-6.56%
Vornado Realty Trust	VNO	$28.25	$26.29	-6.94%
Polaris, Inc.	PII	$94.77	$78.31	-17.37%
Farmer Mac Class A	AGM.A	$157.12	$126.83	-19.28%
Tesla, Inc.	TSLA	$248.48	$197.88	-20.36%
Portfolio Additions				
MGM Resorts International	MGM	$40.58	$44.44	9.51%
MercadoLibre Inc	MELI	$1,613.44	$1,643.40	1.86%
Portfolio Deletion				
Under Armour Inc.	UA	$8.35	$6.67	-20.12%
Under Armour Inc. Class A	UAA	$8.79	$6.85	-22.07%
Penn Entertainment, Inc.	PENN	$26.02	$17.28	-33.59%
Five Below, Inc.	FIVE	$213.16	$121.15	-43.16%

I am optimistic about the return potential of our portfolio going forward. First our two new investments. MGM is an upgrade over Penn Entertainment. With powerful brands in MGM's casinos and BetMGM, we should be able to participate in the growth of sports betting in the U.S. Its valuation is attractive with high growth potential. Consensus estimate of this year's Earnings Per Share (EPS) of $2.75 and Estimated Growth Rate of EPS for 3 to 5 years of 20.8% gives us a PEG Ratio (Price to Earnings Ratio (PE) divided by Estimated Growth Rate) of 0.78, which is very appealing as an investment. MercadoLibre (MELI) gives us exposure to E-commerce and Fintech in Latin America. Our MercadoLibre has an even greater growth estimate of 43.7% and a PE Ratio of 47.4 generating a PEG Ratio of 1.08, also attractive for a Growth Stock. These data are from Zacks Research and based on June 30th prices.

Second, let's look at our legacy holdings. Nvidia (NVDA) provided powerful returns in the first half of this year. As I write this letter, it has pulled back a bit, but I still believe we are in the early stages of the Artificial Intelligence (AI) buildout followed by AI hardware and software upgrades in later years. Both periods could benefit NVDA with further potential returns. As of June 30th, NVDA had $27 million in market price appreciation over its cost which was our portfolio's largest unrealized gain. We have not owned NVDA for a full year yet! NVDA's PEG Ratio on this year's earnings is 1.22 which is well below fair pricing for a Growth Stock. Going from Growth to a Value Investment, I am optimistic for our Park Hotels (PK). It is selling for less than half the cost of its real estate net of debt. PK's current dividend yields around 7%. I believe its total return could be in the mid to upper teens over the next five years. Vornado Realty is another Value Investment that has done better than expected but is still below its original net cost for primarily New York City office buildings. Apple and Amazon are two more Growth Investments with wonderful businesses that could have AI benefits. I intend to increase our Amazon investment this year because the growth and value are so attractive. The remainder of our holdings would fall in the Value and Growth category. Looking at these holdings above, we truly own a basket of companies with exceptional qualities based on management, business, price, financials or a combination of these characteristics. <u>Own what is exceptional and let time take its course.</u>

I would like to use this letter to cover an investment topic that I do not see discussed often. Years ago, a smart investor told me "Investing is always about either income now or income later." Mutual funds must distribute most, if not all, of their realized gains and income to avoid paying taxes at the fund level. When you are accumulating capital, you can reinvest these distributions to continue to increase your capital, but later in your life you can use these distributions to supplement your income. Treat this income like a yearend bonus. It won't be predictable, but it can be helpful. I cannot tell you what the distributions will be going forward, but we can look at our Matthew 25 Fund's history. Our Fund <u>started at **$5.00** per share</u>. At yearend 2023 its <u>price was **$29.02**</u>. As you see in the table on the next page, our Matthew 25 Fund <u>distributed **$29.88** over its 28 years</u>. These distributions reduce the price of our Fund, but if you reinvest you gain more shares. So, over the life of our Fund, you paid $5.00 as an initial investment, you received $29.88 in distributions and your original investment was now worth $29.02. In other words, a $100,000.00 initial investment paid out $597,600.00 and was still worth $580,400.00 at last year's end. A stock portfolio in a mutual fund has the potential to provide some income now or later and continue to grow.

Distribution Type	Pay Date	Rate	Distribution Type	Pay Date	Rate
Dividend	12/30/1996	$0.01	Dividend	12/26/2013	$ 0.09
Dividend	12/30/1997	$0.01	Long Term Capital Gain	12/26/2013	$ 0.15
Long Term Capital Gain	12/30/1997	$0.03	Short Term Capital Gain	12/26/2013	$ 0.09
Dividend	12/30/1998	$0.02	Dividend	12/22/2014	$ 0.16
Long Term Capital Gain	12/30/1998	$0.19	Long Term Capital Gain	12/22/2014	$ 0.72
Dividend	12/30/1999	$0.06	Dividend	12/28/2015	$ 0.05
Dividend	12/28/2000	$0.03	Long Term Capital Gain	12/28/2015	$ 2.02
Dividend	12/28/2001	$0.00	Long Term Capital Gain	12/28/2016	$ 2.56
Long Term Capital Gain	12/28/2001	$0.10	Dividend	12/28/2016	$ 0.28
Dividend	12/26/2002	$0.09	Dividend	12/27/2017	$ 0.07
Dividend	12/29/2003	$0.01	Long Term Capital Gain	12/27/2017	$ 2.53
Long Term Capital Gain	12/29/2003	$0.69	Long Term Capital Gain	12/27/2018	$ 4.34
Dividend	12/28/2004	$0.13	Dividend	12/27/2018	$ 0.13
Long Term Capital Gain	12/28/2004	$0.32	Dividend	12/17/2019	$ 0.12
Dividend	12/28/2005	$0.05	Long Term Capital Gain	12/17/2019	$ 0.48
Long Term Capital Gain	12/28/2005	$0.16	Short Term Capital Gain	12/15/2020	$ 0.01
Dividend	12/28/2006	$0.25	Dividend	12/15/2020	$ 0.17
Long Term Capital Gain	12/28/2006	$0.02	Long Term Capital Gain	12/15/2020	$ 3.45
Dividend	9/20/2007	$1.00	Short Term Capital Gain	12/16/2021	$ 0.15
Dividend	12/27/2007	$0.08	Dividend	12/16/2021	$ 0.11
Dividend	12/23/2008	$0.18	Long Term Capital Gain	12/16/2021	$ 3.97
Dividend	12/29/2009	$0.12	Short Term Capital Gain	12/15/2022	$ 0.10
Dividend	12/27/2010	$0.04	Dividend	12/15/2022	$ 0.21
Dividend	12/28/2011	$0.02	Long Term Capital Gain	12/15/2022	$ 1.50
Dividend	12/27/2012	$0.04	Dividend	12/14/2023	$ 0.21
Long Term Capital Gain	12/27/2012	$0.13	Long Term Capital Gain	12/14/2023	$ 2.17
Short Term Capital Gain	12/27/2012	$0.26	**TOTAL 28 YEARS**		**$29.88**

As stated above, I am optimistic about our portfolio's return potential through the remainder of 2024 and for the following few years. My wife and I have the bulk of our assets in yours and our Matthew 25 Fund. Thank you for choosing Matthew 25 Fund as one of your investment choices. It is an honor to work for you and to invest side-by-side with you.

Good fortune,



Mark Mulholland